UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated February 7, 2022 regarding Spin-Off Notice

Item 1

RELEVANT INFORMATION

Bogotá D.C., February 7, 2022. Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) informs that on February 5, 2022, pursuant to applicable Colombian regulations, Grupo Aval published the attached Spin-Off Notice (“Aviso de Escisión”) in the Colombian newspaper El Tiempo.

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

GRUPO AVAL ACCIONES Y VALORES S.A. AND SOCIEDAD BENEFICIARIA AVAL S.A.S.

SPIN-OFF NOTICE

The Legal Representative of GRUPO AVAL ACCIONES Y VALORES S.A., a company domiciled in Bogotá D.C. and identified with NIT. 800.216.181-5 (the "Demerging Company") and the Legal Representative of Sociedad Beneficiaria Aval S.A.S., a company domiciled in Bogotá D.C. and identified with NIT. 901.542.382-2 (the "Beneficiary Company"), in compliance with the provisions of Article 174 of the Colombian Code of Commerce and Article 5 of Law 222 of 1995, hereby inform that:

1.	The Shareholders' Meeting of Grupo Aval Acciones y Valores S.A., in an extraordinary meeting held on February 4, 2022, approved the partial reorganizational spin-off project, by virtue of which Grupo Aval Acciones y Valores S.A. will transfer part of its assets, corresponding to the block of shares of Sociedad Beneficiaria Bogotá S.A.S. to be received by Grupo Aval Acciones y Valores S.A. as a result of the spin-off of Banco de Bogotá S.A. and that, in turn, will be spin-off in favor of Sociedad Beneficiaria Aval S.A.S.

2.	Grupo Aval Acciones y Valores S.A.’s has its main domicile in Bogotá. Subscribed and Paid-in Capital, the value of assets, liabilities and equity, according to the Special Purpose Financial Statements as of November 30, 2021, which served as the basis for the spin-off, duly certified and audited by KPMG, in accordance with legal regulations, are as follows:

Subscribed and Paid-in Capital	Assets	Liabilities	Equity
22.281	25.484.838	2.194.993	23.289.845

**Figures in million Colombian Pesos

3.	The Shareholders' Meeting of Sociedad Beneficiaria Aval S.A.S., in an ordinary meeting held on February 4, 2022, approved the partial spin-off project by virtue of which this entity will integrate the spun-off part of the assets and liabilities of Grupo Aval Acciones y Valores S.A.

4.	The Subscribed and Paid-in Capital, the value of assets, liabilities and equity of Sociedad Beneficiaria Aval S.A.S., according to the Financial Statements as of November 30, 2021, which served as the basis for the spin-off, and which were certified and audited by an independent accountant, are as follows:

Subscribed and Paid-in Capital	Assets	Liabilities	Equity
1	1	-	1

**Figures in Colombian Pesos

5.	The assets, liabilities and equity of the Demerging Company, Grupo Aval Acciones y Valores S.A., were taken at the value shown in the Special Purpose Financial Statements as of November 30, 2021, in accordance with the independent technical valuation that accompanied the Spin-Off Project. An exchange ratio has been established for the shareholders of Grupo Aval Acciones y Valores S.A. whereby for each share held in Grupo Aval Acciones y Valores S.A., one share of the Sociedad Beneficiaria Aval S.A.S. will be received.

6.	For all legal purposes, the date of the reorganization spin-off shall be deemed to be the date of registration of the public deed of the corresponding spin-off at the Bogotá Chamber of Commerce.

Bogotá, February 5, 2022.

(Original Signature) Luis Carlos Sarmiento Gutiérrez Representante Legal Principal Grupo Aval Acciones y Valores S.A.	(Original Signature) Jorge Adrián Rincón Plata Representante Legal Principal Sociedad Beneficiaria Aval S.A.S.
(Original Signature) María Edith González Florez Contador de Grupo Aval Acciones y Valores S.A. T.P. 13083-T	(Original Signature) Gloria A. Sanchez Sanchez Revisor Fiscal Principal de Grupo Aval Acciones y Valores S.A. T.P. 146962-T Miembro de KPMG S.A.S.
(Original Signature) Roger Armando Ruiz Quintero Contador de Sociedad Beneficiaria Aval S.A.S. T.P. 22.797-T

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel